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21002618

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 03 2021
Washington DC
413

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37788

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2020** (MM/DD/YY) AND ENDING **DECEMBER 31, 2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **FIRST FLORIDA SECURITIES, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12474 EAST WESLEY AVENUE
(No. and Street)

AURORA	**CO**	**80014**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID MCCONICO **303-903-4356**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, DAVID MCCONICO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or FIRST FLORIDA SECURITIES, INC., as of DECEMBER 31, 2020 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Public Notary

CHARLENE MCGAUGHY
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20114028635
MY COMMISSION EXPIRES 06/03/2023

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of First Florida Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First Florida Securities, Inc. as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of First Florida Securities, Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of First Florida Securities, Inc.'s management. Our responsibility is to express an opinion on First Florida Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to First Florida Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as First Florida Securities, Inc.'s auditor since 2013.

Maitland, Florida

March 2, 2021

FIRST FLORIDA SECURITIES, INC.

FINANCIAL STATEMENTS

FOR YEAR ENDED DECEMBER 31, 2020

FIRST FLORIDA SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS	
Assets	
Cash and cash equivalents	$ 0
Management fees Receivable	0
Total assets	$ 0
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued liabilities	$ 332
Total liabilities	$ 332
Stockholder's Equity	
Common stock, voting. $1 par value per share, 7,500 shares authorized, 100 issued and outstanding	100
Additional paid-in capital	169,347
Accumulated deficit	(169,779)
Total stockholder's equity	(332)
Total Liabilities and stockholder's equity	$ 0

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

Nature of Business

First Florida Securities, Inc. (Company) is a Florida corporation formed on March 17, 1987 to engage in business as a broker dealer. The company's primary business activity is marketing investment partnerships, mutual funds and 12b-1 activities. The company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2020, the Company had no uninsured cash balances.

Income Taxes

Income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due plus deferred tax balances. Deferred taxes are recognized for differences between book and tax timing of income and expense items. As of December 31, 2020, the Company had no deferred tax assets or liabilities portrayed on the financial statements.

Effective October 1, 2009, the Company was required to adopt the revised provisions of FASB ASC 740, relating to uncertain income tax positions. These standards require management to perform an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax return to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. This evaluation is required to be performed for all open tax years, as defined by the various statutes of limitations, for federal and state purposes.

In evaluating the Company's tax provisions and accruals, future taxable income and reversal of temporary differences, the Company believes the income tax positions taken for financial statement purposes are appropriate based on current facts and circumstances.

Federal and state income tax returns of the Company for the years ended December 31, 2017-2019 are subject to the examination by the related taxing authorities, generally for three years after they are filed.

Revenue from contracts with customers

Revenues from contracts with customers are comprised of investment banking, 12b-1 and mutual funds. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognized revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. Revenue from 12b-1 and mutual funds are recognized as revenue in the period in which performance obligation is satisfied, which is based on the trade date.

Note 1 – Summary of Significant Accounting Policies (continued)

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United State of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Concentrations

The Company earned revenue from the Company's owner in a municipal bond commission that accounted for approximately 80% of total revenue for the year ended December 31, 2020.

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2020, the Company had a net capital deficiency of $ (5,332).

After initial deposit of capital into a separately created operations account opened and funded by the new owner on November 27, 2020, and subsequent withdrawal and closure of prior existing operating account by prior owner, new owner failed to timely secure acknowledgement of submitted necessary forms per new account documentation requirements, and the account, on December 23, 2020 was closed due to the inaccurate handling of that form.. New owner Attempts to correct the bank dereliction in handling of all forms provided, further hampered by the impending Christmas holiday and COVID limited customer services, resulted in the firm remaining without adequate capital until January 6, whereby the bank corrected the record-keeping error, and the bank check closing the account was redeposited and the firm returned to net capital compliance. New owner continued to refrain from conducting any business activities until the end of January, although firm returned to sufficient capital in excess of $13,000.

Note 3 – Income taxes

As of December 31, 2020, the Company has approximately ($193,074) of net operating loss (NOL) carry-forward for federal and state income tax purposes. The resulting net prior period losses are available for future years and expire through 2032. Utilization of these losses may be severely or completely limited due to the Company undergoing an ownership change at the end of 2020 pursuant to Internal Revenue Code Section 382.

The NOL increased by $ (19,728) for the year ended December 31, 2020.

Deferred tax assets:

Net operating loss carry forward	($193,074)
Valuation allowance for net deferred tax assets	($193,074)

Note 3 – Income taxes (continued)

As of December 31, 2020, the Company does not have any unrecognized tax benefits in its financial statements. During the year ended December 31, 2020, the company has not incurred any interest or penalties on its income tax returns. The Company's tax returns are subject to possible examination by the taxing authorities. For federal income tax purposes, the tax returns essentially remain open for possible examination for a period of three years after respective filing deadlines of those returns, therefore, the company's tax returns from 2017-2019 remain open for examination.

Note 4 – Commitments and contingencies

The Company does not have any accrued commitments or contingencies.

Note 5 – Subsequent events

In accordance with the subsequent events topic of the FASB Accounting Standards Certification No. 855 (FASB ASC 855), the Company has evaluated those events and transactions that occurred through the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.

Note 6 – Going Concern

As shown in the accompanying financial statements, the Company incurred a net loss from operations of $ (19,728) during the year ended December 31, 2020. As of that date, the Company has negative Stockholder's Equity of $ (332) and has a net capital deficiency of $ (5,332). Consideration of these factors, combined with the unknown factors of new ownership with limited management experience and unsubstantiated prospective business, create a substantial doubt about the Company's ability to continue as a going concern for the year following the date financial statements are available to be issued. Management for the Company has evaluated these conditions and has a plan to mitigate these conditions by obtaining a commitment from its sole owner to continue to provide cash contributions until such time as the Company becomes profitable. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

PUBLIC

OMB APPROVAL	
OMB Number.	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 03 2021
Washington DC
413

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37788

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2020** (MM/DD/YY) AND ENDING **DECEMBER 31, 2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **FIRST FLORIDA SECURITIES, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12474 EAST WESLEY AVENUE
(No. and Street)

AURORA	CO	80014
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID MCCONICO **303-903-4356**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, DAVID MCCONICO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST FLORIDA SECURITIES, INC., as of DECEMBER 31, 2020 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

David L. McConico
Signature

CEO
Title

Public Notary

CHARLENE MCGAUGHY
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20114028635
MY COMMISSION EXPIRES 06/03/2023

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of First Florida Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First Florida Securities, Inc. as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of First Florida Securities, Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of First Florida Securities, Inc.'s management. Our responsibility is to express an opinion on First Florida Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to First Florida Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as First Florida Securities, Inc.'s auditor since 2013.

Maitland, Florida

March 2, 2021

FIRST FLORIDA SECURITIES, INC.

FINANCIAL STATEMENTS

FOR YEAR ENDED DECEMBER 31, 2020

FIRST FLORIDA SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS	
Assets	
Cash and cash equivalents	$ 0
Management fees Receivable	0
Total assets	$ 0
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued liabilities	$ 332
Total liabilities	$ 332
Stockholder's Equity	
Common stock, voting. $1 par value per share, 7,500 shares authorized, 100 issued and outstanding	100
Additional paid-in capital	169,347
Accumulated deficit	(169,779)
Total stockholder's equity	(332)
Total Liabilities and stockholder's equity	$ 0

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

Nature of Business

First Florida Securities, Inc. (Company) is a Florida corporation formed on March 17, 1987 to engage in business as a broker dealer. The company's primary business activity is marketing investment partnerships, mutual funds and 12b-1 activities. The company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2020, the Company had no uninsured cash balances.

Income Taxes

Income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due plus deferred tax balances. Deferred taxes are recognized for differences between book and tax timing of income and expense items. As of December 31, 2020, the Company had no deferred tax assets or liabilities portrayed on the financial statements.

Effective October 1, 2009, the Company was required to adopt the revised provisions of FASB ASC 740, relating to uncertain income tax positions. These standards require management to perform an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax return to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. This evaluation is required to be performed for all open tax years, as defined by the various statutes of limitations, for federal and state purposes.

In evaluating the Company's tax provisions and accruals, future taxable income and reversal of temporary differences, the Company believes the income tax positions taken for financial statement purposes are appropriate based on current facts and circumstances.

Federal and state income tax returns of the Company for the years ended December 31, 2017-2019 are subject to the examination by the related taxing authorities, generally for three years after they are filed.

Revenue from contracts with customers

Revenues from contracts with customers are comprised of investment banking, 12b-1 and mutual funds. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognized revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. Revenue from 12b-1 and mutual funds are recognized as revenue in the period in which performance obligation is satisfied, which is based on the trade date.

Note 1 – Summary of Significant Accounting Policies (continued)

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United State of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Concentrations

The Company earned revenue from the Company's owner in a municipal bond commission that accounted for approximately 80% of total revenue for the year ended December 31, 2020.

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2020, the Company had a net capital deficiency of $ (5,332).

After initial deposit of capital into a separately created operations account opened and funded by the new owner on November 27, 2020, and subsequent withdrawal and closure of prior existing operating account by prior owner, new owner failed to timely secure acknowledgement of submitted necessary forms per new account documentation requirements, and the account, on December 23, 2020 was closed due to the inaccurate handling of that form.. New owner Attempts to correct the bank dereliction in handling of all forms provided, further hampered by the impending Christmas holiday and COVID limited customer services, resulted in the firm remaining without adequate capital until January 6, whereby the bank corrected the record-keeping error, and the bank check closing the account was redeposited and the firm returned to net capital compliance. New owner continued to refrain from conducting any business activities until the end of January, although firm returned to sufficient capital in excess of $13,000.

Note 3 – Income taxes

As of December 31, 2020, the Company has approximately ($193,074) of net operating loss (NOL) carry-forward for federal and state income tax purposes. The resulting net prior period losses are available for future years and expire through 2032. Utilization of these losses may be severely or completely limited due to the Company undergoing an ownership change at the end of 2020 pursuant to Internal Revenue Code Section 382.

The NOL increased by $ (19,728) for the year ended December 31, 2020.

Deferred tax assets:

Net operating loss carry forward	($193,074)
Valuation allowance for net deferred tax assets	($193,074)

Note 3 – Income taxes (continued)

As of December 31, 2020, the Company does not have any unrecognized tax benefits in its financial statements. During the year ended December 31, 2020, the company has not incurred any interest or penalties on its income tax returns. The Company's tax returns are subject to possible examination by the taxing authorities. For federal income tax purposes, the tax returns essentially remain open for possible examination for a period of three years after respective filing deadlines of those returns, therefore, the company's tax returns from 2017-2019 remain open for examination.

Note 4 – Commitments and contingencies

The Company does not have any accrued commitments or contingencies.

Note 5 – Subsequent events

In accordance with the subsequent events topic of the FASB Accounting Standards Certification No. 855 (FASB ASC 855), the Company has evaluated those events and transactions that occurred through the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.

Note 6 – Going Concern

As shown in the accompanying financial statements, the Company incurred a net loss from operations of $ (19,728) during the year ended December 31, 2020. As of that date, the Company has negative Stockholder's Equity of $ (332) and has a net capital deficiency of $ (5,332). Consideration of these factors, combined with the unknown factors of new ownership with limited management experience and unsubstantiated prospective business, create a substantial doubt about the Company's ability to continue as a going concern for the year following the date financial statements are available to be issued. Management for the Company has evaluated these conditions and has a plan to mitigate these conditions by obtaining a commitment from its sole owner to continue to provide cash contributions until such time as the Company becomes profitable. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.